Exhibit 99.3

Consolidated Financial Statements
For the years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in U.S. dollars)

Contents

Management’s report	3

Reports of Independent Registered Chartered Accountants	4-5

Consolidated Financial Statements

Balance Sheets	6

Statements of Operations and Other Comprehensive Income (Loss)	7

Statements of Changes in Shareholders’ Equity	8

Statements of Cash Flows	9

Notes to Financial Statements	10-35

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Banro Corporation.  The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2010 have been audited by Deloitte & Touche LLP, independent registered chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Simon F.W. Village”	(Signed) “Donat K. Madilo”
Simon F.W. Village	Donat K. Madilo
Chairman and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 28, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Banro Corporation

We have audited the accompanying consolidated financial statements of Banro Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two-year period ended December 31, 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banro Corporation and subsidiaries as at December 31, 2010 and December 31, 2009, and the results of their operations and cash flows for each of the years in the two year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 – Basis of Presentation in the consolidated financial statements which indicates that the Company incurred a net loss and other comprehensive income of $3,283,852 and $98,274, respectively, for the year ended December 31, 2010 and, as of that date, the Company’s deficit was $70,358,344.  These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Other Matters

The consolidated statements of operations and other comprehensive income (loss), changes in shareholder’s equity and cash flows for the year ended December 31, 2008 were audited by another auditor who issued an unqualified report dated March 26, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 28, 2011

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation and subsidiaries  (the “Company”)  as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in Form 40-F.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 28, 2011 expressed an unqualified opinion with an emphasis of matter relating to the existence of material uncertainties that may cast a significant doubt about the Company’s ability to continue as a going concern on those financial statements.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 28, 2011

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	December 31, 2010	December 31, 2009
Assets
Current
Cash and cash equivalents	$67,556,416	$44,468,432
Short term investments (Notes 3 and 14)	8,735,952	21,547,571
Advances receivable	90,118	55,703
Due from related party (Note 9)	111,296	34,118
Prepaid expenses and deposits	3,213,160	5,463,023
	79,706,942	71,568,847
Investment (Note 4)	1,527,856	1,991,682
Property, plant and equipment (Note 5)	25,177,201	8,979,907
Mineral properties (Note 6)	230,915,403	123,521,370
	$337,327,402	$206,061,806

Liabilities and Shareholders’ Equity
Current
Accounts payable	$10,964,098	$1,930,963
Accrued liabilities	349,180	301,109
	11,313,278	2,232,072
Employee retention (Note 7)	760,938	-
	12,074,216	2,232,072
Commitments (Note 10)
Shareholders’ equity
Share capital (Note 8)	373,945,150	253,231,560
Contributed surplus	21,568,106	17,672,666

Accumulated comprehensive income	98,274	-
Deficit	(70,358,344)	(67,074,492)
Accumulated other comprehensive income and deficit	(70,260,070)	(67,074,492)
	325,253,186	203,829,734
	$337,327,402	$206,061,806

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	173,061,938	105,961,938

On behalf of the Board
(signed) “Simon F.W. Village”	Director	(signed) “Arnold T. Kondrat”	Director
Simon F.W. Village		Arnold T. Kondrat

The accompanying notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Operations and
Other Comprehensive Income (Loss)
(Expressed in U.S. dollars)

For the years ended December 31	2010	2009	2008

Expenses
Professional fees	$1,042,912	$866,777	$686,249
Consulting fees	743,562	278,337	651
Office and sundry	1,016,806	1,048,148	894,523
Salary	3,810,040	2,152,458	2,101,014
Employee stock based compensation (Note 8(d))	2,218,131	2,004,381	1,429,438
Travel	1,170,969	657,273	557,466
Shareholder relations and promotion	330,329	432,406	454,533
Directors’ fees	225,000	120,000	115,000
Interest and bank charges	33,910	20,300	25,038
Amortization	67,548	39,319	32,106
Foreign exchange (gain) loss	(7,437,621)	(7,442,365)	709,115
Total expenses	(3,221,586)	(177,034)	(7,005,133)
Interest income	544,316	151,016	433,560
Loss from operations	(2,677,270)	(26,018)	(6,571,573)
Share of equity loss of BRC DiamondCore Ltd. (Note 4)	(606,582)	(215,154)	(14,256)
Loss on debt settlement agreement (Note 4)	-	(3,286,153)	-
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 4)	-	-	11,363,090
Reduction in value of investment in BRC DiamondCore Ltd. (Note 4)	-	(1,237,344)	(13,247,753)
Net loss for the year	(3,283,852)	(4,764,669)	(8,470,492)
Fair value adjustment on available-for-sale investment	-	(484,576)	(13,247,753)
Reduction in value of investment in BRC DiamondCore Ltd. (Note 4)	-	484,576	13,247,753
Cumulative translation adjustment	98,274	-	-
Other comprehensive income for the year	98,274	-	-
Comprehensive loss for the year	$(3,185,578)	$(4,764,669)	$(8,470,492)

Loss per share basic and diluted (Note 8(e))	$(0.02)	$(0.06)	$(0.19)

The accompanying notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars)

	Share Capital Number of Shares	Share Capital Amount (Note 8)	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
January 1, 2008	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)
Transfer to investment for BRC DiamondCore Ltd. upon loss of significant influence (Note 4)	-	-	(333,270)	(503,570)	-
Stock based compensation	-	-	1,924,641	-	-
Options exercised or forfeited	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary	-	-	-	13,247,753	-
Issued share capital	12,000,000	21,000,000	-	-	-
Financing costs	-	(2,800,622)	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)

December 31, 2008	52,482,938	$158,527,626	$14,761,134	$-	$(62,309,823)
Stock based compensation	-	-	2,911,532	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(484,576)	-
Reduction in value of investment other than temporary	-	-	-	484,576	-
Issued share capital	53,479,000	100,357,254	-	-	-
Financing costs (Note 8(b))	-	(5,653,320)	-	-	-
Net loss for the year	-	-	-	-	(4,764,669)

December 31, 2009	105,961,938	$253,231,560	$17,672,666	$-	$(67,074,492)
Issued share capital (Note 8(b))	67,100,000	129,050,568	-	-	-
Share issue costs (Note 8(b))	-	(8,336,978)	-	-	-
Stock based compensation (Note 8 (d))	-	-	3,850,958	-	-
Share of contributed surplus BRC DiamondCore Ltd. (Note 4)	-	-	44,482	-	-
Cumulative translation adjustment of BRC DiamondCore Ltd. (Note 4)	-	-	-	98,274	-
Net loss for the year	-	-	-	-	(3,283,852)

December 31, 2010	173,061,938	$373,945,150	$21,568,106	$98,274	$(70,358,344)

The accompanying notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
For the years ended December 31	2010	2009	2008
Cash provided by (used in)
Operating activities
Net loss for the year	$(3,283,852)	$(4,764,669)	$(8,470,492)
Adjustments to reconcile loss to net cash used in operating activities
Unrealized foreign exchange (gain) loss	(674,746)	(4,690,616)	466,550
Share of equity loss	606,582	215,154	14,256
Loss on debt settlement agreement	-	3,286,153	-
Gain on dilution of interest	-	-	(11,363,090)
Reduction in value of BRC DiamondCore Ltd.	-	1,237,344	13,247,753
Stock based compensation – employees (Note 8(d))	2,218,131	2,004,381	1,429,438
Stock based compensation - consultant (Note 8(d))	107,121	92,116	-
Amortization	67,548	39,319	32,106
Accrued interest on short term investments	(2,401)	(993)	566,327
Employee retention reserve	367,815	-	-
Changes in non-cash working capital
Advances receivable	(34,415)	52,548	(25,431)
Due to related parties	(77,178)	(49,286)	22,528
Prepaid expenses and deposits	(2,875,730)	(5,173,876)	31,000
Accounts payable	49,391	(278,794)	(19,086)
Accrued liabilities	34,003	(118,366)	799,608
	(3,497,731)	(8,149,585)	(3,268,533)
Investing activities
Acquisition of property, plant and equipment	(15,259,280)	(8,687,455)	(461,182)
Mineral properties (Note 6)	(92,368,621)	(18,031,968)	(40,782,093)
Short term investments	12,814,156	(21,546,420)	25,690,243
Change in restricted cash	-	5,393,760	(2,024,914)
Investment and advances to BRC DiamondCore Ltd.	-	(5,966,186)	8,057
	(94,813,745)	(48,838,269)	(17,569,889)
Financing activities
Common shares issued and exercise of stock options for cash (net of issuance costs)	120,713,590	94,703,934	21,103,225
Effect of foreign exchange on cash held in foreign currency	685,870	4,398,752	(78,216)
Net increase in cash during the year	23,087,984	42,114,832	186,587
Cash and cash equivalents, beginning of year	44,468,432	2,353,600	2,167,013
Cash and cash equivalents, end of year	$67,556,416	$44,468,432	$2,353,600
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

1.	Summary of Significant Accounting Policies

Nature of Business and Basis
of Presentation
Banro Corporation's (the "Company") business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company incurred a net loss of $3,283,852 and other comprehensive income of $98,274 during the year ended December 31, 2010 and, as of that date, the Company’s deficit of $70,358,344. These conditions along with other matters indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments
Investments in the common shares of companies subject to significant influence are accounted for using the equity method.  Investments in companies where significant influence cannot be exerted are designated as available-for-sale and recorded at fair value.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

1.	Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	- 20% declining balance basis
Office equipment	- Straight line over four years
Vehicles	- Straight line over four years
Communication equipment	- Straight line over four years
Field camps	- Straight line over four years
Surveying equipment	- Straight line over four years
Geochemistry	- Straight line over four years
Field equipment	- Straight line over four years
Mining equipment	- Straight line over four years
Equipment and machinery	- Straight line over four years
Leasehold improvements	- Straight line over life of lease

Included in equipment and machinery is a purchased gold process plant, which will not be amortized until construction is completed.

Asset Impairment
The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment loss consideration events were identified for the years ended December 31, 2010, 2009 and 2008.

Foreign Currency Translation
These consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”).  The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate.  Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive income (loss). See Note 4 with respect to the foreign currency translation of the Company’s investment in BRC DiamondCore Ltd.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

1.	Summary of Significant Accounting Policies (continued)

Mineral properties
Exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known.  As the Company currently has no operating income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs.  If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options
The Company has a stock option plan, which is described in Note 8(d). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest over time and forfeitures are recognized as they occur.

Asset Retirement Obligations
The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.  The Company has no asset retirement obligations recorded on its balance sheets as at December 31, 2010 and 2009.

Financial Instruments – recognition
and measurement
Held-for-trading financial instruments which include cash and cash equivalents, are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from impairment write-downs are recognized in net loss for the year. The Company’s short term investments are classified as held-to-maturity. Advances receivable and balances due from related party are classified as loans and receivables while accounts payable and accrued liabilities are classified as other financial liabilities.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

1.	Summary of Significant Accounting Policies (continued)

Financial Instruments – recognition
and measurement (continued)

Available-for-sale (“AFS”) financial assets are recorded at fair value, with unrealized changes in fair value recorded in  other comprehensive income (loss) except for losses in value that are considered other than temporary.  Impairment losses that are considered other than temporary are recorded in the statement of operations and other comprehensive income (loss) in the year the impairment occurs.

Income Taxes
The asset and liability method is used to determine income taxes.  Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  Net future income tax assets are offset by valuation allowances to the extent that they are not more likely than not to be realized.

Loss per Share
Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

1.	Summary of Significant Accounting Policies (continued)

Use of Estimates
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of any revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates and assumptions include those related to the recoverability of mineral properties and property, plant and equipment, useful lives of depreciable assets, fair value estimates of stock options and warrants, estimation of future income tax valuation allowances and asset retirement obligations and assessment of other than temporary declines in investments.

Variable Interest Entities
Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns.  The Company currently does not have any VIE's.

Future Accounting Standards
International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

2.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

3.	Short Term Investments

As at December 31, 2010, the Company had an investment in a U.S.$ discount note with an interest rate of 0.17%, with a maturity date of February 14, 2011 and a market value of $8,735,576 at December 31, 2010 (December 31, 2009 - $2,328,392). There were no Canadian dollar discount notes outstanding as at December 31, 2010.  As at December 31, 2009, the Company had outstanding a Canadian dollar (“Cdn$”) discount note with an interest rate of 0.22%, maturity of February 16, 2010 and a market value of $2,328,392 (Cdn$ 2,447,075).  In addition, the Company had investments in U.S.$ commercial paper and discount notes with interest rates from 0.10% to 0.12%, maturity dates up to March 16, 2010 and a market value of $19,216,724 at December 31, 2009.  Short term investments are classified as held to maturity.

4.	Investment in BRC DiamondCore Ltd.

	December 31, 2010	December 31, 2009

BRC DiamondCore Ltd.	$1,527,856	$1,991,682

As at December 31, 2010, the Company owned 35,433,987 common shares, representing a 39.63% (December 31, 2009 – 39.63%) equity interest, in BRC DiamondCore Ltd. (“BRC).  The market value of the Company’s investment in BRC as at December 31, 2010 is $4,960,758, which is based on the quoted stock price.  In addition, as at December 31, 2010, an amount of $12,954 (December 31, 2009 - $12,954) was payable to BRC with respect to the Company’s share of common expenses in the Congo.  The principal business of BRC is the acquisition and exploration of diamond properties.

In November 2009, the Company entered into a debt settlement agreement with BRC with respect to the amount of Cdn$6,337,991 (the “Debt”) ($5,974,824) owed to the Company by BRC. Under this agreement, the Company accepted in full satisfaction of the Debt 31,689,955 common shares of BRC (the “Debt Shares”) issued by BRC from treasury.  Two directors of the Company have a call option on the Debt Shares, exercisable until April 15, 2011, which provides them with the right to require the Company to sell all of the Debt Shares to the said directors for an aggregate purchase price of Cdn$5,070,392.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

4.	Investment in BRC DiamondCore Ltd. (continued)

  The Company's investment in BRC is summarized as follows:
AFS investment at December 31, 2008	$768,463
Fair value of AFS investment to November 23, 2009	(484,576)
Acquisition of BRC shares at November 24, 2009	2,688,671
Share of loss from November 24 to December 31, 2009	(215,154)
Reduction in investment of BRC at December 31, 2009	(752,768)
Amount due to BRC as at December 31, 2009	(12,954)

Equity method accounted investment at December 31, 2009	1,991,682
Share of loss for the year ended December 31, 2010	(606,582)
Share of BRC contributed surplus	44,482
Cumulative translation adjustment	98,274

Equity method accounted investment at December 31, 2010	$1,527,856

As at December 31 2010, the Company had significant influence over BRC and therefore, the Company’s investment in BRC is accounted for using the equity method.  The Company recorded its share of BRC’s loss of $606,582 (2009 - $215,154, 2008 - $14,256) to adjust the carrying value of the investment to its share of the net equity of BRC as at December 31, 2010.

The assets and liabilities of BRC are translated into U.S. dollars at the year end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive income as a separate component of shareholders’ equity.

As a result of the November 2009 transaction, the Company’s equity investment in BRC increased from 14.35% to 39.63% of the issued and outstanding shares of BRC.  The Company recorded an additional investment of $2,688,671 based on the fair value of the shares of BRC at the date of transaction.  This resulted in a loss of $3,286,153 with respect to the debt settlement.

Prior to the said November 2009 transaction, the Company owned 3,744,032 shares of BRC or 14.35% of the issued and outstanding shares of BRC and recorded the investment in BRC at fair value, with unrealized changes in fair value recorded in comprehensive income (loss).  At November 23, 2009, due to unfavorable economic conditions that impacted the demand for diamonds, BRC incurred a net loss for the year ended December 31, 2009.  As a result of the significant uncertainty, the Company recorded an impairment loss of $484,576 and transferred the full unrealized loss from comprehensive income (loss) to net loss to reflect an other than temporary decline in value.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

4.	Investment in BRC DiamondCore Ltd. (continued)

BRC’s summarized consolidated balance sheets as at December 31, 2010 and as at December 31, 2009, converted to U.S. dollars at the year end rates of exchange, and income statements for the year ended December 31, 2010 and the period from November 24, to December 31, 2009, converted to U.S. dollars at the average rate of exchange, are as follows:

	December 31, 2010	December 31, 2009
Assets
Current assets	$149,447	$787,529
Mineral properties	5,102,446	5,527,107
Property, plant and equipment	4,122	134,917
	5,256,015	6,449,553
Liabilities	(1,369,972)	(1,391,175)
Net Equity	$3,886,043	$5,058,378

	Year ended December 31, 2010	November 24 to December 31, 2009
Statement of Operations
Expenses	$(1,520,510)	$(542,907)
Net Loss	$(1,520,510)	$(542,907)

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

5.	Property, Plant and Equipment

December 31, 2010	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$160,213	$81,172	$79,041
Office equipment	629,166	343,348	285,818
Vehicles	2,452,578	924,264	1,528,314
Communication equipment	168,544	89,015	79,529
Field camps	1,466,953	666,746	800,207
Surveying equipment	106,780	102,545	4,235
Geochemistry	193,606	179,981	13,625
Field equipment	271,607	66,009	205,598
Mining equipment	17,354,911	3,362,342	13,992,569
Equipment & machinery – under construction	8,178,325	-	8,178,325
Leasehold improvements	12,948	3,008	9,940

	$30,995,631	$5,818,430	$25,177,201

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$158,463	$63,167	$95,296
Office equipment	501,201	312,756	188,445
Vehicles	1,117,264	823,462	293,802
Communication equipment	136,561	65,848	70,713
Field camps	953,993	451,075	502,918
Surveying equipment	106,780	96,700	10,080
Geochemistry	186,856	161,154	25,702
Field equipment	112,336	21,757	90,579
Equipment & machinery	7,700,541	-	7,700,541
Leasehold improvements	2,740	909	1,831

	$10,976,735	$1,996,828	$8,979,907

During the year ended December 31, 2010, the Company removed from its accounting records assets with a total cost of $375,723 (December 31, 2009 - $577,060) that were fully depreciated and no longer in use.  The classes of assets affected included leasehold improvements, furniture and fixtures, office equipment, communication equipment, vehicles, field camps and field equipment.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

6.	Mineral Properties

a) Deferred Exploration and Development Expenditures
	Year ended December 31, 2010	Year ended December 31, 2009	Cumulative from inception in April 1994 to December 31, 2010

Exploration and development costs	$101,347,082	$16,317,944	$231,358,296
Stock based compensation expense	1,525,706	815,035	9,268,270
Employee retention reserve	393,123	-	393,123
Amortization of property, plant and equipment	4,128,122	496,572	6,396,772
Deconsolidation of Loncor Resources Inc.	-	-	(332,127)
Net expenditures	107,394,033	17,629,551	247,084,334
Effect of exchange rate change	-	-	2,511
	107,394,033	17,629,551	247,086,845
Write-off	-	-	(16,191,442)
	$107,394,033	$17,629,551	$230,895,403

b) Mineral Rights
	Year ended December 31, 2010	Year ended December 31, 2009	Cumulative from inception in April 1994 to December 31, 2010

Mineral rights	$-	$-	$9,701,194
Write-off	-	-	(9,681,194)
	$-	$-	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total mineral properties, December 31, 2010	$230,915,403
Total mineral properties, December 31, 2009	$123,521,370

Included in total mineral properties is a total cost of $1,869,312 (2009 - $1,268,505) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.  These expenses include salaries to employees of the Banro Foundation and funding for community projects such as water supplies and the building of schools and medical centres.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

7.	Employee Retention

During the year ended December 31, 2010, the Board of Directors approved an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. As at December 31, 2010, the Company had accrued a liability of $760,938 (2009 - $nil) with respect to the employee retention plan.

8.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On May 20, 2010, the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for gross proceeds of Cdn $137,555,000 ($129,050,568) and financing costs of Cdn$8,882,501 ($8,336,978).

On June 25, 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).

On February 19, 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

(c)	Share Purchase Warrants

As at December 31, 2010, the Company had outstanding warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.  There were no warrants exercised, forfeited or cancelled during the year ended December 31, 2010.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

8.	Share Capital (continued)

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, 75% of the options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of such options vest on the 18 month anniversary of their grant date.  As at December 31, 2010, the Company had 11,216,500 stock options outstanding to acquire common shares at a weighted-average price of Cdn$4.33 per share, expiring at various dates between January 25, 2011 and October 21, 2015.  As at December 31, 2010 and 2009, the forfeiture estimate of the outstanding options was 0%.

The weighted averages of the remaining contractual life of outstanding and exercisable stock options are 3.36 years and 2.43 years, respectively.

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(622,801)	(4.70)
Forfeited	(22,500)	(2.00)
Granted	479,500	2.35
Outstanding at December 31, 2008	3,524,750	9.74
Forfeited	(22,000)	(3.10)
Cancelled	(45,000)	(15.00)
Expired	(493,000)	(3.87)
Granted	4,030,000	2.17
Outstanding at December 31, 2009	6,994,750	9.74
Cancelled	(350,000)	(2.27)
Expired	(391,250)	(4.32)
Granted	4,963,000	2.14
Outstanding at December 31, 2010	11,216,500	4.33

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

8.	Share Capital (continued)

(d)  Stock Options (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/10	Number exercisable at 12/31/10	Exercise price Cdn$	Expiry date

01/25/06	250,000	250,000	11.25	1/25/11
02/06/06	20,000	20,000	11.25	2/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	915,000	915,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	300,000	12.00	8/24/12
9/26/08	277,500	277,500	3.10	9/26/13
10/30/08	180,000	180,000	1.10	10/30/13
3/2/09	200,000	200,000	2.00	3/2/14
3/26/09	3,175,000	3,175,000	2.15	3/26/14
4/6/09	10,000	10,000	2.16	4/6/14
9/1/09	280,000	210,000	2.30	9/1/14
9/14/09	75,000	56,250	2.55	9/14/11
11/2/09	50,000	37,500	2.30	11/2/14
12/14/09	50,000	37,500	2.30	12/14/14
12/16/09	50,000	37,500	2.30	12/16/14
1/6/10	200,000	-	2.31	1/06/15
1/12/10	65,000	-	2.30	1/12/15
1/20/10	90,000	-	2.30	1/20/15
3/24/10	70,000	-	2.30	3/24/15
6/07/10	130,000	-	2.30	6/7/15
6/22/10	230,000	-	2.30	6/22/15
7/23/10	485,000	-	2.30	7/23/15
9/10/10	3,093,000	-	2.05	9/10/15
9/16/10	200,000	-	2.16	9/16/15
10/5/10	140,000	-	2.40	10/5/15
10/21/10	50,000	-	2.76	10/21/15
	11,216,500	6,337,250

During the year ended December 31, 2010, the Company recognized in the statement of operations and other comprehensive income (loss) as an expense $2,218,131 (2009 - $2,004,381, 2008 – $1,429,438) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $1,525,706 for the year ended December 31, 2010 (2009 - $815,035, 2008 - $495,203) related to stock options issued to employees and a consultant of the Company’s subsidiaries in the Congo was capitalized as mineral properties. During the year ended December 31, 2010, $107,121 (2009 – $92,116) was recorded as a consulting expense with respect to stock options granted to a consultant.  These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

8.	Share Capital (continued)

(d)	Stock Options (continued)

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following factors:

(i)      risk-free interest rate: 1.54% to 2.10% (December 31, 2009 – 1.35% to 1.90%) which is based on the Canadian Zero Coupon Bond Rate

(ii)     expected volatility: 88.86% to 91.29% (December 31, 2009 – 92.51% to 104.91%) which is based on the Company’s historical stock price

(iii) expected life: 3 years (December 31, 2009 – 2 to 3 years)

(iv) expected dividends: $Nil (December 31, 2009 - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2010 and changes during the year are presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2008	554,500	1.58
Granted	4,030,000	1.28
Forfeited	(22,000)	(1.31)
Vested	(418,125)	(1.74)
Non-vested at December 31, 2009	4,144,375	1.27
Granted	4,963,000	1.12
Cancelled	(350,000)	(1.30)
Vested	(3,878,125)	(1.26)

Non-vested at December 31, 2010	4,879,250	2.16

As at December 31, 2010, the Company had 11,216,500 stock options issued and outstanding and an additional 9,550,932 stock options available for issuance under the Company’s Stock Option Plan.

As at December 31, 2010, there was $3,611,016 of unrecognized stock-based compensation cost related to 4,879,250 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 12.21 months.

The total intrinsic value of options exercised in 2010, 2009 and 2008 was $nil, $nil, and $2,596,828 respectively.  The aggregate intrinsic value of outstanding and exercisable stock options was negative at December 31, 2010 as the majority of stock options had an exercise price that was greater than their market value, except for 3,565,000 outstanding and exercisable options which had an intrinsic value of $650,192.

The weighted-average-grant date fair value of stock options granted was Cdn$1.12, Cdn$1.28, Cdn$1.03 as at December 31, 2010, 2009 and 2008, respectively.

The total fair value of shares vested during the years ended December 31, 2010, 2009, 2008 was $4,896,947, $729,501, and $4,032,750, respectively.

Cash received on exercise of stock options during the years ended December 31, 2010, 2009 and 2008 was $nil, $nil, and $2,903,846, respectively.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

8.	Share Capital (continued)

(d)	Stock Options (continued)

The number of outstanding options and warrants excluded from the diluted loss per share calculation, as these would be anti-dilutive, for the years ending December 31, 2010, 2009 and 2008 were 9,565,000, 12,994,750, and 9,524,750, respectively.

All stock options granted are expected to vest.

(e)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2010, amounting to 147,324,952 (2009 – 83,599,461, 2008 – 43,770,280) common shares.

Diluted loss per share was calculated using the treasury stock method; however, as the Company incurred a net loss in 2010 and 2009 then all stock options and warrants are anti-dilutive.

9.	Related Party Transactions

Directors fees of $225,000 (2009 - $120,000, 2008 - $115,000) were paid to non-executive directors of the Company.

During the year ended December 31, 2010,  legal fees of $657,794 (2009 - $743,712, 2008 – $765,780), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at December 31, 2010, $30,504 (2009 - $29,772; 2008 - $87,195) owing to this legal firm was included in accounts payable.

During the year ended December 31, 2010, the Company incurred common expenses of $78,178 (2009 - $25,111, 2008 - $18,121) in the Congo together with a corporation with common directors.  As at December 31, 2010, an amount of $111,296 (December 31, 2009 – 34,118) owing from this corporation was included in due from related parties in the balance sheet.

As at December 31, 2010, an amount of $12,954 (December 31, 2009 - $12,954) was due to BRC with respect to the Company’s share of common expenses in the Congo. Also see Note 4 of the financial statements for additional information.

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

10.	Commitments

a)	Commitments

Pursuant to the terms of a departure agreement with a former employee, the Company has agreed to pay up to $500,000 to the former employee upon first gold pour at the Company’s Twangiza project.  This payment is also subject to certain further conditions; however at this time, the probability of the conditions being met is uncertain.

b)	Lease Commitments

Rent expense for the years ended December 31, 2010, 2009 and 2008 was $702,766, $650,891 and $509,139, respectively.

The Company's future minimum operating lease commitments for office premises as at December 31, 2010 are as follows:

2011	$372,084
2012	295,989
2013	149,514
2014	99,901
2015	66,601
$984,089

c)	Guarantee

RBC Dominion Securities Inc. (the “Lender”) provided BRC a Cdn$6,000,000 line of credit (the “Facility”).  The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008.   The Company agreed to act as guarantor of the Facility.  The said guarantee was secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008.  BRC did not repay the amounts outstanding under the Facility.  At December 31, 2008, an amount of $5,074,414 was classified as restricted cash in order to account for the guarantee.  In September 2009, the Company paid to the Lender on behalf of BRC the full amount owed of Cdn$6,337,991 ($5,974,824) and the Company was fully released and discharged from the guarantee.  See Note 4 for additional information.

11.	Segment Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of property, plant and equipment and mineral properties are as follows:

	December 31, 2010	December 31, 2009

Congo – mineral properties	$230,915,403	$123,521,370
Congo – property, plant and equipment	25,007,313	8,760,656
Canada (includes all corporate locations) – property, plant and equipment	169,888	219,251
	$256,092,604	$132,501,277

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

12.	Income Taxes

The Company’s income tax provision (recovery) for the years ended December 31, 2010, and 2009 have been calculated as follows:

	2010	2009

Net loss for the year	$3,283,852	$4,764,669

Combined federal and provincial income tax rates	31%	33%

Income tax recovery at Canadian federal and provincial statutory rates	$(1,017,994)	$(1,572,341)

Foreign exchange on revaluation and others	(3,234,547)	(9,569,996)
Capital items	-	190,532
Non deductible amounts expensed	831,079	1,080,690
Tax rate effect of scheduling temporary differences	718,473	2,484,900
Change in valuation allowance	2,702,989	7,386,215

	$-	$-

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Property, plant and equipment	$64,327	$41,895
Investments	280,424	201,587
Share issue cost	3,219,068	1,929,720
Non-capital losses carried forward	9,896,343	7,050,800
Capital losses carried forward	5,655,613	5,032,690

Net future tax asset before valuation allowance	19,115,775	14,256,692
Valuation allowance	(19,115,775)	(14,256,692)

Net future tax asset	$-	$-

As at December 31, 2010, the Company had estimated capital losses for Canadian tax purposes of $45,244,900. These losses do not expire and may be utilized to reduce future capital gains, if any.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

12.	Income Taxes – (continued)

As at December 31, 2010, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below.  These tax losses will expire as follows:

2015	$4,400,000
2027	4,200,000
2028	7,700,000
2029	11,000,000
2030	12,300,000
$39,600,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses, capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

13.	Supplemental Cash Flow Information

During the years indicated the Company had the following significant non-cash transactions not already disclosed elsewhere in the financial statements as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Amortization included in mineral properties (Note 6)	$4,128,122	$496,572	$517,612
Stock based compensation included in mineral properties (Note 6)	$1,525,706	$815,035	$495,203
Employee retention (Note 6)	$393,123	$-	$-
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

As at December 31, 2010 an amount of $5,135,339 was transferred from prepaid expenses and deposits to property, plant and equipment when title to the equipment was received.

14.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, advances receivable, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

14.  Financial Instruments and Risk Management (continued)

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash and cash equivalents – The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

December 31, 2010	Fair Value Measurements at Reporting Date Using:
Assets:	Level 1	Level 2	Level 3
Cash and cash equivalents	$67,556,416	-	-

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive income (loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

14.  Financial Instruments and Risk Management (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2010. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2010.

	Canadian dollars	Congolese francs	South African rand	British pounds	Australian Dollar	Euro
Cash and cash equivalents	12,726,266	752,822	24,192	-	1,117	-
Prepaid expenses	160,547	-	46,473	5,679	-	-
Accounts payable	(361,261)	-	(15,456,488)	(264,584)	-	(50,821)
Total foreign currency net working capital	12,525,552	752,822	(15,385,823)	(258,905)	1,117	(50,821)

US$ exchange rate at December 31, 2010	$1.0054	$0.00108	$0.1512	$1.5613	$1.0231	$1.3385
Total foreign currency net working capital in US$	$12,593,190	$813	$(2,326,336)	$(404,228)	$1,143	$(68,024)

Impact of a 10% strengthening of the US$ on net loss	$1,259,319	$81	$(232,634)	$(40,423)	$114	$(6,802)
Impact of a 10% strengthening of the US$ on other comprehensive income (loss)	-	-	-	-	-	-

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  Cash and cash equivalents are held in Canada, the Congo and South Africa.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

14.  Financial Instruments and Risk Management (continued)

Credit Risk (continued)

The carrying amount of financial assets represents the maximum credit exposure.  The Company’s gross credit exposure at December 31, 2010 and December 31, 2009 is as follows:

	December 31, 2010	December 31, 2009

Cash and cash equivalents	$67,556,416	$44,468,432
Short-term investments	8,735,952	21,547,571
Advances receivable	90,118	55,703
	$76,382,486	$66,071,706

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

15.	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by striving to attract shareholders who understand the long term value of the business being developed.

	December 31, 2010	December 31, 2009

Shareholders’ equity	$373,945,150	$203,829,734
Cash and cash equivalents	67,556,416	44,468,432
Short term investments	8,735,952	21,547,571
	$450,237,518	$269,845,737

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

16.   Subsequent Event

On February 24, 2011, the Company closed an underwritten private placement of 17,500,000 special warrants (the Special Warrants”) at a price of Cdn$3.25 per Special Warrant for aggregate gross proceeds of Cdn$56,875,000. Each Special Warrant entitles the holder to receive one common share of the Company. The Special Warrants are exercisable by the holders thereof at any time for no additional consideration, and all unexercised Special Warrants will be deemed to be exercised on March 31, 2011.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

17.  Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies under Canadian GAAP do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration and development expenditures pertaining to mineral properties with no proven and probable reserves be reflected as an expense in the period incurred.  When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves and the Company has appropriate financing to complete the project, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration and development stage and has not yet realized any revenue from its planned operations.

Under Canadian GAAP, costs are capitalized subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable.

 As at July 1, 2010, following the completion of a financing by the Company involving the issuance by the Company of 67,100,000 common shares for gross proceeds of $137,555,000, the Company commenced capitalization, under US GAAP, of its exploration and development expenses relating to the Twangiza project.  In addition, the Company had further information relating to the Twangiza project resources and, with the financing obtained commenced construction activities.

(b)	Investment in BRC

The investment in BRC is classified as an equity investment.  For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves.

Under Canadian GAAP, the dilution gains are recorded in income.  Under U.S. GAAP, changes in equity ownership interest due to capital transactions by the investee must be measured to determine whether a gain or loss should be recognized in earnings as non-operating income.

(c)	Recent Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-13 “Compensation – Stock compensation” (“ASU 2010-13”).  This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s securities trades.  That currency may differ from the entity’s functional currency and from the payroll currency of the employees receiving the option.  This update provides amendments to ASC 718, “Compensation – Stock Compensation” to clarify that an employee share based payment award that has an exercise price denominated in the currency in the market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, an entity should not classify such an award as a liability if it otherwise qualifies as equity.  ASU 2010-13 is effective for reporting periods beginning after December 15, 2010. The adoption of this accounting standard did not have a significant impact on the Company’s financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

17.  Generally Accepted Accounting Principles in Canada and the United States (continued)

(c)	Recent Accounting Pronouncements (continued)

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures” (“ASU 2010-06”).  This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure” that requires new disclosure for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  The update also provides amendments that clarify existing disclosures surrounding levels of disaggregation and inputs and valuation techniques.  ASU 2010-06 is effective for reporting periods beginning after December 15, 2009 with the exception of Level 3 activity fair value measurements which is effective for reporting periods beginning after December 15, 2010.  The adoption of this standard did not have a significant impact on the Company’s financial position, results of operations or cash flows.

The U.S. GAAP reconciliation of the financial statements based on the foregoing is as follows:

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31	2010	2009	2008

Net loss for the year per Canadian GAAP	$(3,283,852)	$(4,764,669)	$(8,470,492)

Mineral properties (a)	(50,713,746)	(17,629,551)	(41,804,475)

Additional share of equity loss under U.S. GAAP (b)	(1,540,810)	(2,004,636)	(4,413,230)

Removal of dilution gain under Canadian GAAP	-	-	(11,363,090)
Impairment adjustment	-	-	6,767,500
Net loss per U.S. GAAP	(55,538,408)	(24,398,856)	(59,283,787)
Other comprehensive loss – Cumulative translation adjustment	-	-	(1,685,139)
Total comprehensive loss per U.S. GAAP	$(55,538,408)	$(24,398,856)	$(60,968,926)
Loss per share (basic and diluted)	$(0.37)	$(0.29)	$(1.35)

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

17.  Generally Accepted Accounting Principles in Canada and the United States (continued)

Consolidated Balance Sheets
	December 31, 2010	December 31, 2009

Total assets per Canadian GAAP	$337,327,402	$206,061,806
Equity investment (b)	(1,540,810)	(2,004,636)
Mineral properties (a)	(174,235,116)	(123,521,370)

Total assets per U.S. GAAP	$161,551,476	$80,535,800

Total liabilities per Canadian GAAP	$12,074,216	$2,232,072
Total liabilities per U.S. GAAP	$12,074,216	$2,232,072

Shareholders’ equity per Canadian GAAP	$325,253,186	$203,829,734
Equity investment (b)	(1,540,810)	(2,004,636)
Mineral properties (a)	(174,235,116)	(123,521,370)

Total shareholders’ equity per U.S. GAAP	$149,477,260	$78,303,728

Total liabilities and shareholders’ equity per U.S. GAAP	$161,551,476	$80,535,800

Consolidated Statements of Cash Flows

For the year ended December 31,	2010	2009	2008

Cash flow provided by (used in)

Operating activities per Canadian GAAP	$(3,497,731)	$(8,149,585)	$(3,268,533)

Mineral properties (a)	(41,237,262)	(18,031,968)	(40,782,093)

Operating activities per U.S. GAAP	(44,734,993)	(26,181,553)	(44,050,626)

Investing activities per Canadian GAAP	(94,813,745)	(48,838,269)	(17,569,889)
Mineral properties (a)	41,237,262	18,031,968	40,782,093

Investing activities per U.S. GAAP	(53,576,483)	(30,806,301)	23,212,204

Financing activities per Canadian & U.S. GAAP	120,713,590	94,703,934	21,103,225

Effect of foreign exchange on cash	685,870	4,398,752	(78,216)

Net increase in cash and cash equivalents during the year	23,087,984	42,114,832	186,587

Cash and cash equivalents, beginning of year	44,468,432	2,353,600	2,167,013

Cash and cash equivalents, end of year	$67,556,416	$44,468,432	$2,353,600

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)

December 31, 2010, 2009 and 2008

17.  Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)	Additional information required under Item 18 of Form 40-F.

   1. Exploration Stage Company

The Company meets the definition of a development stage enterprise under ASC Topic 915, “Development Stage Enterprises”.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from inception to December 31, 2010

Exploration and development expense	$(200,107,752)
General and administrative expenses	(44,630,576)
Interest income	6,488,093
Other	(26,221,164)
Net loss from inception to December 31, 2010, being the
deficit accumulated during the exploration and development stage	$(264,471,399)

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from inception to December 31, 2010

Cash flows used in operating activities	$(233,442,424)
Cash flows used in investing activities	(63,384,746)
Cash flows provided by financing activities	352,311,540
Effect of exchange rates on cash	12,072,046
Cumulative increase in cash from inception
being cash and cash equivalents, December 31, 2010	$67,556,416

2.	Valuation Accounts

Deferred tax asset valuation allowance	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
December 31, 2010	$14,256,692	4,859,083	-	-	$19,115,775
December 31, 2009	$6,870,478	7,386,214	-	-	$14,256,692